UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KALVISTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483497 10 3

(CUSIP Number)

Craig Skaling

Chief Financial Officer

TCG Crossover GP I, LLC

705 High St.

Palo Alto, CA 94301

(650)-924-9424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 483497 10 3	13D

1.	Name of Reporting Persons TCG Crossover GP I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,408,081 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,408,081 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,081 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These securities are held by TCG Crossover I (as defined in Item 2(a) below) and consist of (i) 3,395,495 shares of Common Stock (as defined in Item 1(a) below) and (ii) 12,586 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes 169,884 shares of Common Stock issuable upon the exercise of pre-funded warrants held by TCG Crossover I because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock outstanding immediately prior to or after giving effect to such exercise.

(2)

Based on 34,102,347 shares of the Issuer’s Common Stock outstanding after the Issuer’s Follow-on Offering (as defined in Item 3 below), as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 27, 2022 (the “Current Report”), plus 12,586 shares of Common Stock underlying pre-funded warrants held by TCG Crossover I which are exercisable within 60 days of the date hereof.

CUSIP No. 483497 10 3	13D

1.	Name of Reporting Persons TCG Crossover Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,408,081 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,408,081 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,081 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These securities are held by TCG Crossover I and consist of (i) 3,395,495 shares of Common Stock and (ii) 12,586 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes 169,884 shares of Common Stock issuable upon the exercise of pre-funded warrants held by TCG Crossover I because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock outstanding immediately prior to or after giving effect to such exercise.

(2)

Based on 34,102,347 shares of the Issuer’s Common Stock outstanding after the Issuer’s Follow-on Offering, as reported in the Current Report, plus 12,586 shares of Common Stock underlying pre-funded warrants held by TCG Crossover I which are exercisable within 60 days of the date hereof.

CUSIP No. 483497 10 3	13D

1.	Name of Reporting Persons Chen Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,408,081 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,408,081 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,081 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

These securities are held by TCG Crossover I and consist of (i) 3,395,495 shares of Common Stock and (ii) 12,586 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. This total excludes 169,884 shares of Common Stock issuable upon the exercise of pre-funded warrants held by TCG Crossover I because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock outstanding immediately prior to or after giving effect to such exercise.

(2)

Based on 34,102,347 shares of the Issuer’s Common Stock outstanding after the Issuer’s Follow-on Offering, as reported in the Current Report, plus 12,586 shares of Common Stock underlying pre-funded warrants held by TCG Crossover I which are exercisable within 60 days of the date hereof .

CUSIP No. 483497 10 3	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Cambridge Parkway, Suite 901 East, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I” and together with TCG Crossover I, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address for each of the Reporting Persons is 705 High St., Palo Alto, CA 94301

(c) TCG Crossover I is a venture capital investment entity and TCG Crossover GP I is the general partner of TCG Crossover I. The Reporting Individual is the sole managing member of TCG Crossover GP I.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TCG Crossover GP I is a limited liability company organized under the laws of the State of Delaware. TCG Crossover I is a limited partnership organized under the laws of the State of Delaware. Chen Yu is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

TCG Crossover I made the following open market purchases of Common Stock between October 25, 2022 and November 29, 2022.

Date of Purchase	Shares Purchased	Price Per Share	Aggregate Purchase Price
October 25, 2022	11,700	$4.53	$53,001.00
October 26, 2022	14,400	$4.75	$68,400.00
October 27, 2022	150,000	$5.02	$753,000.00
October 27, 2022	98,925	$4.95	$489,678.75
October 27, 2022	36,405	$4.89	$178,020.45
October 28, 2022	5,850	$5.01	$29,308.50
October 31, 2022	15,250	$4.98	$75,945.00
November 2, 2022	230,000	$5.02	$1,154,600.00
November 2, 2022	100	$5.11	$511.00
November 16, 2022	600	$5.05	$3,030.00
November 21, 2022	1,321	$5.03	$6,644.63
November 21, 2022	95,000	$5.02	$476,900.00
November 23, 2022	300	$5.04	$1,512.00
November 29, 2022	1,447	$5.05	$7,307.35

On December 28, 2022, TCG Crossover purchased 2,734,197 shares of Common Stock and pre-funded warrants to purchase 182,470 shares of Common Stock pursuant to the Subscription Agreement (as defined in Item 6 below) in the Issuer’s follow-on public offering (the “Follow-on Offering”) for a purchase price of $6.00 per share and $5.999 per pre-funded warrant for an aggregate purchase price of approximately $17,499,820.

Each pre-funded warrant purchased in the Follow-on Offering has an exercise price equal to $0.001 and is exercisable at any time for one share of Common Stock, provided, however that the holder will be prohibited, subject to certain exceptions, from exercising the pre-funded warrants for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. The pre-funded warrants are exercisable, at the option of each holder, in whole or in part, by delivering to the Issuer a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise.

Certain purchases by TCG Crossover I were made using its working capital funded partially through a line of credit in the normal course of business, which will be paid down from the proceeds from investor capital calls. Except as noted above, no part of the purchase price was borrowed by TCG Crossover I for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of TCG Crossover I, the limited and general partners of TCG Crossover I may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by TCG Crossover I.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Follow-on Offering, TCG Crossover I entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) pursuant to which it (i) purchased 2,734,197 shares of Common Stock and pre-funded warrants to purchase 182,470 shares of Common Stock, for an aggregate purchase price of approximately $17,499,820. The terms and provisions of such Subscription Agreement are described more fully in the prospectus supplement for the Follow-on Offering, and the above summary is qualified by reference to such description and the full text of the Subscription Agreement, a form of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Follow-on Offering and pursuant to the Subscription Agreement, TCG Crossover I acquired pre-funded warrants. The terms and provisions of the pre-funded warrants are described more fully in the prospectus supplement for the Follow-on Offering, and the above summary is qualified by reference to such description and the full text of the pre-funded warrant, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 9, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2	Form of Subscription Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2022 (SEC File No. 001-36830) and incorporated herein by reference).

Exhibit 3	Form of Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2022 (SEC File No. 001-36830) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP I, LLC

By:	/s/ Chen Yu
Managing Member

Chen Yu

/s/ Chen Yu